ZENVIA streamlines operations to accelerate SaaS growth
CPaaS becomes an independent business unit, and the executive structure is reorganized to boost agility

São Paulo, December 1, 2025 - Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX platform in Latin America, empowering companies to transform their customer journeys, today announced another step in its current strategic cycle focused on expanding its SaaS (Software as a Service) solutions. The initiative involves simplifying operations through the spin-off of the CPaaS (Communications Platform as a Service) business unit and the reorganization of the executive board, effective as of today.

CPaaS as an independent business unit (Zenvia CPaaS)

In early 2025, the Company announced its new strategic cycle focused on scaling Zenvia Customer Cloud—a platform that integrates its main software assets—and consolidating it as the most complete AI solution for customer experience in Latin America.

As a way to reinforce its focus on its SaaS and AI strategic core, the Company has been assessing opportunities to divest assets that are not part of the Zenvia Customer Cloud and software solutions scope. In this context, the CPaaS area—which includes SMS, RCS, and Voice services—will be formally established as an independent business unit, to be called Zenvia CPaaS.

Although Zenvia CPaaS will operate under a separate corporate tax ID number and have its own governance structure, it will remain a wholly owned subsidiary of Zenvia Inc.

The strategic separation of the business units aims to enable more effective management of the different operating models and ensure greater efficiency in capital allocation.

Changes in Executive Leadership

Zenvia also announced today that Ms. Katiuscia Teixeira (Chief Human Resources Officer) and Ms. Lilian Lima (Chief Technology Officer) will be leaving the Company.

Piero Rosatelli, Chief Financial and Investor Relations Officer, will permanently assume leadership of the Human Resources Department, while Gilsinei Hansen, Chief Revenue Officer, will also permanently take over leadership of the Technology Department. Both will continue reporting to Cassio Bobsin, Zenvia’s founder and CEO.

Zenvia thanks Ms. Katiuscia Teixeira and Ms. Lilian Lima for their professionalism and dedication throughout their years of service to the Company.

Both moves aim to optimize operational efficiency and are aligned with the Company's current strategic cycle. By operating with independent structures, Zenvia will gain greater flexibility to unlock value and strengthen its ability to evaluate future opportunities in both segments.

Additional information about Zenvia can be found at https://investors.zenvia.com.

Contacts

Investor Relations Piero Rosatelli Fernanda Rosa ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein – (954) 625-4793 fabi@fg-ir.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud solution. Boasting two decades of industry expertise, over 10,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok, and YouTube.